March 22, 2017
VIA EDGAR AND FEDERAL EXPRESS
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-4628
Re:	Sundance Energy, L.P.
Draft Registration Statement on Form S-1
Submitted February 10, 2017
CIK No. 0001696088

Dear Mr. Schwall:
On behalf of our client, Energy Resources 12, L.P. (formerly Sundance Energy, L.P., the “Partnership”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 9, 2017, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”).  On March 17, 2017, the Partnership changed its name to Energy Resources 12, L.P. We are concurrently filing via EDGAR this letter and a revised Registration Statement.
For the Staff’s convenience, we have recited the comments from the Staff in this letter in bold type and have followed each comment with the Partnership’s response.  Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on February 10, 2017), all page references herein correspond to the page of the revised Registration Statement.

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: To date, the Partnership has not provided any written communications to potential investors in reliance on Section 5(d) of the Securities Act. The Partnership undertakes to supplementally provide the Staff with copies of all such written communications prior to their use.

2.
Please also submit all sales material to us prior to its use, whether it is to be used before or after the registration statement is declared effective. Additionally, please note that disclosures in the sales literature should also be included in the prospectus and are required to present a balanced discussion of the risks and rewards of investing in the entity.

Haynes and Boone, LLP
Attorneys and Counselors
1221 McKinney, Suite 2100
Houston, Texas 77010
Phone: 713.547.2000
Fax: 713.547.2600

Mr. H. Roger Schwall
Securities and Exchange Commission

Response: The Partnership undertakes to supplementally provide the Staff with copies of all sales material prior to their use. The Partnership understands that disclosures in the sales literature should also be included in the prospectus and are required to present a balanced discussion of the risks and rewards of investing in the entity.

3.
We note your statement that management – i.e. Messrs. Knight and McKenney – have “limited experience” in the oil and gas industry.  It appears from your disclosure that such experience is limited to Energy 11, in which offering you engaged experienced oil executives to seek and oversee the management of properties.  In a prominent location in the prospectus, provide disclosure of how you plan to seek out properties and oversee the operation of such properties to the extent that you intend to follow the procedures you have followed for Energy 11.  Also, if applicable, provide the information for significant employees under Items 401-404 of Regulation S-K.

Response: Energy 11 was originally formed to acquire operated and non-operated properties and had engaged an experienced operator/manager to operate the properties to be acquired. The Partnership has no intention of operating properties and will need significantly fewer personnel with different skill sets than was originally contemplated for Energy 11, since the operators of the properties that the Partnership intends to acquire will perform most of the services that the manager was engaged to perform for Energy 11. We have included disclosure addressing how the Partnership intends to source and monitor non-operated properties on pages 5, 16 and 62.

4.
We note your disclosure throughout the prospectus regarding certain actions that may occur in connection with a liquidity event.  However, it does not appear that there are any provisions requiring the general partner to declare a liquidity event.  Please advise or revise your disclosure to clarify that information.

Response: The general partner is not required to declare a liquidity event upon any certain timeframe. Given the cyclical nature of the oil and gas industry, the Partnership does not believe that including a date certain or even a range of dates during which the general partner must declare a liquidity event would be beneficial to the limited partners. We have included disclosure addressing this issue on pages 8, 20 and 73.

Prospectus Summary

The Offering, page 9

5.
We note the brief description of the compensation to the general partner, its affiliates and certain non-affiliates regarding fees and compensation from the offering of the common units.   Provide a comparable, brief description of the other fees set forth under “Compensation.”

Mr. H. Roger Schwall
Securities and Exchange Commission

Response: The bullet points beginning on page 10 summarize each of the fees set forth under “Compensation” beginning on page 48

6.	Please revise your conflicts disclosure on page 11 to briefly address the ways in which Energy 11, an affiliated entity, may compete directly with you for properties.

Response: Energy 11 is contemplating an acquisition of properties that is currently anticipated to close prior to the effective date of this registration statement for the Partnership. In addition, Energy 11’s public offering of common units is currently scheduled to expire in April 2017. Therefore, assuming the completion of Energy 11’s contemplated acquisition of assets and the termination of Energy 11’s public offering, Energy 11 will have invested substantially all of the proceeds of its public offering. Energy 11, pursuant to its Prospectus Supplement No. 3 filed with the SEC on March 15, 2017, announced that it does not plan to acquire any additional oil and gas properties following the consummation of the contemplated acquisition. Consequently, Energy 11 and the Partnership should not be in competition for oil and gas properties. Disclosure to this effect has been included on page 42.

Risk Factors

Risks Related to an Investment in the Partnership

7.
Please revise to include a risk factor that addresses how the structure of your compensation arrangement incentivizes management to select assets that have a greater cost, consistent with your later disclosure on page 41.

Response: An additional risk factor addressing this issue has been added on page 18.

8.	Please revise to disclose that your partnership agreement includes a choice of forum clause and briefly describe the attending risks.

Response: An additional risk factor addressing this issue has been added on page 23.

9.	Please include risk factor disclosure addressing the “SEC Settlement” and “FINRA Action” cited elsewhere in your prospectus.

Response: An additional risk factor addressing this issue has been added on page 23.

Our distributions to our common unitholders…, page 15

10.	Revise to specifically address the fact that funding distributions utilizing offering proceeds could constitute a return of capital.

Response: An additional sentence addressing this issue has been added on page 16.

Mr. H. Roger Schwall
Securities and Exchange Commission

Conflicts of Interest

Conflicts Regarding Transactions with Related Parties, page 40

11.
Please revise to better discuss the methods to be used to allocate oil and gas property acquisition opportunities between you and Energy 11, if known. Please also supplement your brief discussion in the risk factors section on page 17 to more specifically address potential conflicts that may arise between you and Energy 11 regarding similar targeted assets.

Response: See our response to comment No. 6 above. We believe that by the time the Partnership’s offering is commenced, Energy 11 will no longer be seeking acquisitions of oil and gas properties.

12.	Expand the disclosure of the Energy 11 offering to indicate the total dollar amount of securities offered.

Response: Additional language indicating the size of the Energy 11 offering has been included on pages 42 and 55.

Compensation, page 46

13.
Please update your reimbursement disclosure in the Methods of Compensation column, to clarify, if true, that such amounts also include allocable portion of salaries paid to officers of your general partners and/or affiliates.

Response: The chief executive officer and the chief financial officer of the general partner will not receive any salary or similar compensation from the general partner. Additional language indicating that an allocable portion of salaries paid to other personnel, if any, of the general partner has been added under the Method of Compensation column on page 50. We have also added language to page 50 to make it clear that the executive officers, as owners of the general partner, will benefit from the payment of the management fee.

14.
We note that you expect that such reimbursement will be approximately $3.0 million if the maximum offering is achieved. Please revise to state, both here and in your cover page risk factors, that your partnership agreement does not impose any limitation on the amount reimbursable for such expenses, consistent with your disclosure in the last paragraph on page 43.

Response: Additional language indicating that there is no limit on the amount of such reimbursement has been added to the cover page, page 5, 45, 48, 50 and 71.

Source of Funds and Estimated Use of Offering Proceeds, page 43

15.	Please revise your disclosure in this section to include the unsecured line of credit obtained from Bank of America, if applicable.

Mr. H. Roger Schwall
Securities and Exchange Commission

Response: Additional language referencing repayment of the credit facility has been added to page 45.

Management

Reimbursement of Expenses to General Partner in Connection with Operations of the Partnership, page 51

16.
We note that the general partner will be reimbursed for the “costs allocable” to the partnership including shared resources with Energy 11 for personnel.  Please revise to discuss how rates associated with such time devoted to you will be determined.

Response: Additional language addressing allocation of costs has been added to page 54.

Prior Real Estate Programs, page 52

17.
We note your inclusion of narrative disclosure regarding the prior performance of various real estate vehicles with investment objectives dissimilar from your own. Please balance your discussion with any adverse business developments or conditions.

Response:  We believe that the description contained in the prospectus of prior performance of the real estate vehicles is a balanced view of the performance of those vehicles. We would not be opposed to deleting this narrative disclosure regarding the real estate vehicles.

Proposed Activities

Our Investment Objectives, page 56

18.
Please revise to explain whether the partnership agreement restricts the ability of your General Partner to modify your investment and finance objectives and modify your summary risk factors to discuss the same.

Response: The Partnership Agreement provides that the general partner shall conduct the Partnership’s business so that an amount equal to at least 65% of the gross proceeds from the sale of common units are invested in the acquisition, development, exploration, exploitation of oil and gas properties and related capital assets. This provision may not be amended except pursuant to Section 13.2 of the Partnership Agreement, which requires the vote of the holders of a majority of the common units. We have included additional disclosures regarding this on pages 4, 45 and 59.

Mr. H. Roger Schwall
Securities and Exchange Commission

Well Operations, page 59

19.
We note from your disclosure in the forepart of the prospectus that you will be “substantially dependent” on third-party operators to manage the day-to-day operations for the properties you acquire.  Please revise in this section to better explain the process for identifying operators.  Explain what systems you plan to employ, if any, to monitor the performance of said operators and describe the anticipated compensation structures for these arrangements.

Response: Additional language addressing this matter has been added to page 62.

Summary of the Limited Partnership Agreement, page 82

20.
We note disclosure elsewhere regarding conflicts that may arise as a result of the incentive distribution rights.  Please update your disclosure in this section to better discuss these units, including the terms as well as the ability of your general partner to transfer such units and the triggering events for such transfers.

Response: Additional language addressing this matter has been added on pages 87 and 88, with a cross reference to the discussion on limitations of transfer of incentive distribution rights on page 93.

Financial Statements

Statement of Cash Flows; page F-6

21.	Please revise your statement of cash flows to present the initial capitalization transaction as a financing activity.

Response: The statement of cash flows is based on the period from initial capitalization through December 31, 2016.  Since the initial balance sheet is dated December 30, 2016 and reflects the initial capitalization, the statement of cash flows reflects the period subsequent to the initial capitalization and does not include the initial capital contribution.

Mr. H. Roger Schwall
Securities and Exchange Commission

Should the Staff have additional questions or comments concerning the foregoing, please contact Bill Nelson at (713) 547-2084.
Sincerely,

/s/ Bill Nelson
Bill Nelson
Haynes and Boone, LLP
(713) 547-2084
bill.nelson@haynesboone.com

cc:          Dave McKenney
Sundance Energy GP, LLC